

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 21, 2009

Ms. Lisa K. Vansickle
Senior Vice President & Chief Financial Officer
First Banks, Inc.
135 North Meramac
Clayton, MO 63105

> **RE: First Banks, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Filed March 25, 2009**
> **File No. 001-31610**

Dear Ms. Vansickle,

We have completed our review of your Form 10-K and related filings and have no further comments at this time on the specific issues raised.

Sincerely,

Hugh P. West
Accounting Branch Chief